Exhibit 99.1

Sapiens Named a “Dominant Provider” in Datos Insights’ Life and Underwriting Report

Sapiens UnderwritingPro is recognized in the top category of the “Life/Annuity/Benefits New Business and Underwriting Systems, 2025” report.

Rochelle Park, NJ, August 7, 2025 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global leader in intelligent SaaS-based software solutions, today announced that Sapiens UnderwritingPro has been named a “Dominant Provider” in Datos Insights’ “Life/Annuity/Benefits New Business and Underwriting Systems, 2025” report.

This recognition validates the strength of Sapiens’ underwriting technology for life, health, and annuities carriers. The latest version of Sapiens UnderwritingPro was released in February 2025. It features AI integration, an innovative secure agent communication portal, and robust capabilities for automating underwriting decisions through user-configurable rules and an industry-leading underwriter workbench.

Sapiens was evaluated among 15 providers in this highly competitive category and was one of only six vendors to be named a “dominant provider.” Key Sapiens differentiators cited in the report include:

●	UnderwritingPro is a key business application within the Sapiens Insurance Platform for life and annuities that can provide end-to-end processing from portal to illustration, e-app, underwriting, policy administration, plus data and analytics (BI).

●	Largest customer base of standalone underwriting customers, with a mature solution that has been in the market for more than 20 years.

●	Highly configurable platform with an integrated, business user-configurable underwriting rules engine that increases straight-through processing (STP) rates, time-to-decision, organizational flexibility, and self-sufficiency.

“Datos Insights’ recognition of Sapiens as a ‘Dominant Provider’ in life and annuities underwriting highlights Sapiens’ strategic commitment to innovation and continuous development driven by industry trends and input from our user community,” said Roni Al-Dor, Sapiens President and CEO. “Our talented teams have taken automated underwriting to the next level by integrating AI and offering tools that empower insurers to deliver faster, smarter, and more accurate underwriting decisions.”

Main report findings include a focus on seamless, digital experiences and a trend toward new business solutions that offer end-to-end services. “Both customers and advisors now expect seamless, automated processing of life insurance applications, continuing the challenge to find solutions or a broader set of products to meet these needs...The market has shifted toward offering comprehensive platform solutions that integrate new business processing with broader operational services. While stand-alone as well as policy administration system (PAS) integrated solutions are still available, solutions offering end-to-end service, including operations, are emerging.”

Sapiens UnderwritingPro is a highly configurable, automated underwriting rules engine and new business case management system. It enables life, health, and annuities insurers to automate decisions, streamline underwriting processes, reduce turnaround times, and improve operational accuracy, while providing an exceptional user experience.

To access the Datos Insights report, click here.

www.sapiens.com

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our Saas-based solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with our innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information, please visit https://sapiens.com, or follow us on LinkedIn.

*This Datos Insights report does not render judgment; an insurer’s specific situation and needs will determine the fit with potential vendors. Datos Insights provides these types of advisory consultations to more than 120 insurer clients through its retained advisory service.

Investor and Media Contact

Yaffa Cohen-Ifrah

Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782

Email: Yaffa.cohen-ifrah@sapiens.com

www.sapiens.com